================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                   ----------

                         PIONEER CORPORATION OF AMERICA
                             PIONEER COMPANIES, INC.
                PCI CHEMICALS CANADA INC./PCI CHIMIE CANADA INC.
                              PIONEER (EAST), INC.
                             PIONEER AMERICAS, INC.
                             PIONEER LICENSING, INC.
                           IMPERIAL WEST CHEMICAL CO.
                         KEMWATER NORTH AMERICA COMPANY
                        PIONEER WATER TECHNOLOGIES, INC.
                                    KWT, INC.
                              (Names of Applicants)

                            700 Louisiana, Suite 4300
                              Houston, Texas 77002
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               Title of Class                              Amount
               --------------                              ------
         Senior Secured Floating Rate              An amount not to exceed
          Guaranteed Notes Due 2006                      $50,000,000

                                   ----------

         Approximate Date of Proposed Public Offering: November 30, 2001

                                   ----------

                            Kent R. Stephenson, Esq.
                             Pioneer Companies, Inc.
                            700 Louisiana, Suite 4300
                              Houston, Texas 77002

                                   ----------
                     (Name and Address of Agent for Service)

                                 With a copy to:

                             Robert C. Feldman, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                            Dallas, Texas 75201-6950

--------------------------------------------------------------------------------

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supercede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicants.

                                    FORM T-3

                                     GENERAL

ITEM 1. GENERAL INFORMATION.

         (A) FORM OF ORGANIZATION.

         Each of Pioneer Corporation of America, (the "Issuer"), Pioneer Companies, Inc. ("PCI"), PCI Chemicals Canada Inc./PCI Chimie Canada Inc. ("PCICC"), Pioneer (East), Inc. ("PEI"), Pioneer Americas, Inc. ("PAI"), Pioneer Licensing, Inc. ("PLI"), Imperial West Chemical Co. ("IWC"), Kemwater North America Company ("KNA"), Pioneer Water Technologies, Inc. ("PWT") and KWT, Inc. ("KWT" and, together with PCI, PCICC, PEI, PAI, PLI, IWC, KNA and PWT, the "Guarantors") is a corporation. The Issuer and the Guarantors are sometimes hereinafter referred to collectively as the "Applicants."

         (B) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

         The Issuer is a corporation incorporated under the laws of the state of Delaware. Except for IWC and PCICC, each of the Guarantors is a corporation incorporated under the laws of the State of Delaware. IWC is a corporation incorporated under the laws of the State of Nevada. PCICC is a company organized under the laws of New Brunswick, Canada.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

         The Applicants rely upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for their claim that registration of the offer and sale to the holders of Allowed PCA U.S. Secured Term and Note Claims and the holders of Allowed Canadian Secured Term and Note Claims (as such terms are defined in the Plan (as defined below)) (such holders collectively referred to as the "Claimholders") in partial satisfaction of their claims against all of the Debtors (as defined below), pursuant to the Plan, of the Senior Secured Floating Rate Guaranteed Notes Due 2006 (the "Notes") to be issued by the Issuer under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Issuer, the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"), is not required under the Securities Act of 1933, as amended (the "Securities Act").

         On July 31, 2001, the Issuer and certain affiliates of the Issuer filed petitions for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the Southern District of Texas, Houston Division (the Issuer and such affiliates, in such capacity, collectively, the "Debtors," and such District Court, the "Bankruptcy Court"). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

         Pursuant to the Debtors' Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated September 21, 2001 (as it may be altered, amended or modified from time to time, the "Plan"), on the Effective Date, the Notes will be issued to Claimholders in partial satisfaction of their claims against all of the Debtors. Each of the Applicants is a Debtor. In order to ensure that no such Claimholder is an "underwriter" with respect to the Notes within the meaning of Section 1145(b)(1) of the Bankruptcy Code, each such Claimholder will be required, as a condition to receiving Notes without a legend restricting transfers thereof, to represent and agree that such Claimholder is not such an "underwriter." An integral and essential element of the Plan is that the issuance of the Notes pursuant to the Plan shall be exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

                                  AFFILIATIONS

ITEM 3. AFFILIATES.

         Each of the Applicants is an affiliate of the other Applicants. Set forth below is a description of the corporate organization of the Applicants as of November 6, 2001.

         Pioneer Companies, Inc., the ultimate parent company of the other Applicants, directly owns 100% of the voting securities of the following subsidiaries:

                         Pioneer Corporation of America
                        Pioneer Water Technologies, Inc.

         Pioneer Corporation of America directly owns 100% of the voting securities of the following subsidiaries:

                PCI Chemicals Canada Inc./PCI Chimie Canada Inc.
                              Pioneer (East), Inc.
                             Pioneer Americas, Inc.
                             Pioneer Licensing, Inc.
                           Imperial West Chemical Co.

         Pioneer Water Technologies, Inc. directly owns 100% of the voting securities of the following subsidiary:

                                    KWT, Inc.

         Imperial West Chemical Co. directly owns 100% of the voting securities of the following subsidiary:

                         Kemwater North America Company

                                OTHER AFFILIATES

         As of May 10, 2001, Interlaken Investment Partners, L.P., a Delaware limited partnership ("Interlaken") beneficially owns 34.9% of the voting securities of PCI, the parent company of the Issuer. William R. Berkley, the Chairman of the Board of Directors of PCI, is the sole owner of Interlaken and therefore may be deemed to beneficially own the voting securities held by Interlaken. Together with the voting securities of PCI held by Interlaken, as of May 10, 2001 Mr. Berkley beneficially owns approximately 59.8% of the voting power of PCI.

             AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)

         Pursuant to the Plan, on or before the Effective Date the Issuer will be converted into a Delaware limited liability company. After such conversion, PCI will contribute the Issuer to PCICC in exchange for a number of PCICC's preferred shares of equal value. PAI will then be merged with and into the Issuer, with the Issuer being the surviving company. Upon the consummation of such merger, the Issuer will change its name to Pioneer Americas LLC.

         Pursuant to the Plan, on or before the Effective Date PCICC will be continued from the jurisdiction of New Brunswick, Canada to the jurisdiction of Nova Scotia, Canada and then amalgamated to form an unlimited liability company under the name PCI Chemicals Canada Company/Societe PCI Chimie Canada. The Articles of Association of PCICC will provide for a minimum of one and a maximum of twenty directors. The exact number of directors of PCICC initially appointed and the names and mailing addresses of such persons will be provided by amendment.

         Each of the Applicants will remain affiliates of the other Applicants, however, pursuant to the terms of the Plan, on or before the Effective Date the corporate structure of the Applicants will be reorganized as follows:

         As of the Effective Date, Pioneer Companies, Inc. will directly own 100% of the voting securities of the following subsidiaries:

             PCI Chemicals Canada Company/Societe PCI Chimie Canada
                        Pioneer Water Technologies, Inc.
                              Pioneer (East), Inc.
                             Pioneer Licensing, Inc.
                           Imperial West Chemical Co.

         As of the Effective Date, PCI Chemicals Canada Company/Societe PCI Chimie Canada will directly own 100% of the voting securities of the following subsidiary:

                              Pioneer Americas LLC

         As of the Effective Date, Pioneer Water Technologies, Inc. will directly own 100% of the voting securities of the following subsidiary:

                                    KWT, Inc.

         As of the Effective Date, Imperial West Chemical Co. will directly own 100% of the voting securities of the following subsidiary:

                         Kemwater North America Company

         Pursuant to the Plan, on the Effective Date all of the outstanding shares of Series A Common Stock, Series B Common and Series A Preferred Stock of PCI, and all options or warrants to purchase or other rights in any such common stock or preferred stock will be cancelled. Commencing on the Effective Date, PCI will issue 10,000,000 shares of New Common Stock (as such term is defined in the Plan) to certain creditors pursuant to the terms of the Plan. The holders of New Common Stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of a plurality of the shares voting for the election of directors can elect all of the directors since the holders of the New Common Stock will not have cumulative voting rights.

         The identities of any other affiliates of the Issuer as of the Effective Date will be included by amendment.

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

      DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF THE ISSUER AND PCI AS OF
                                NOVEMBER 6, 2001

           NAME                            ADDRESS                              OFFICE/POSITION
           ----                            -------                              ---------------

Michael J. Ferris            c/o Pioneer Companies, Inc.          President and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Philip J. Ablove             c/o Pioneer Companies, Inc.          Executive Vice President, Chief Financial
                             700 Louisiana, Suite 4300            Officer and Director
                             Houston, Texas 77002

William R. Berkley           c/o Pioneer Companies, Inc.          Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Andrew M. Bursky             c/o Pioneer Companies, Inc.          Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Richard C. Kellogg, Jr.      c/o Pioneer Companies, Inc.          Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

John R. Kennedy              c/o Pioneer Companies, Inc.          Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Jack H. Nusbaum              c/o Pioneer Companies, Inc.          Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Kent R. Stephenson           c/o Pioneer Companies, Inc.          Vice President, General Counsel and
                             700 Louisiana, Suite 4300            Secretary
                             Houston, Texas 77002

Jerry B. Bradley             c/o Pioneer Companies, Inc.          Vice President, Human Resources
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Samuel Z. Chamberlain        c/o Pioneer Companies, Inc.          Vice President, Environmental, Health and
                             700 Louisiana, Suite 4300            Safety
                             Houston, Texas 77002

Ronald E. Ciora              c/o Pioneer Companies, Inc.          Vice President, Western Regional Sales and
                             700 Louisiana, Suite 4300            Marketing
                             Houston, Texas 77002

James E. Glattly             c/o Pioneer Companies, Inc.          Vice President, Sales and Marketing
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

John DuManoir                c/o Pioneer Companies, Inc.          Vice President, Technology
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Pierre Prud'homme            c/o Pioneer Companies, Inc.          Vice President and Controller
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

David A. Scholes             c/o Pioneer Companies, Inc.          Vice President, Manufacturing
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Roger A. Zampini             c/o Pioneer Companies, Inc.          Vice President, Supply Chain Management
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

David A. Leslie              c/o Pioneer Companies, Inc.          Treasurer
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.          Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

      DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF PCICC AND PAI AS OF
                                NOVEMBER 6, 2001

           NAME                            ADDRESS                               OFFICE/POSITION
           ----                            -------                               ---------------

Michael J. Ferris            c/o Pioneer Companies, Inc.            President and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Philip J. Ablove             c/o Pioneer Companies, Inc.            Executive Vice President, Chief Financial
                             700 Louisiana, Suite 4300              Officer and Director
                             Houston, Texas 77002

Kent R. Stephenson           c/o Pioneer Companies, Inc.            Vice President, General Counsel, Secretary
                             700 Louisiana, Suite 4300              and Director
                             Houston, Texas 77002

Jerry B. Bradley             c/o Pioneer Companies, Inc.            Vice President, Human Resources
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Samuel Z. Chamberlain        c/o Pioneer Companies, Inc.            Vice President, Environmental, Health and
                             700 Louisiana, Suite 4300              Safety
                             Houston, Texas 77002

Ronald E. Ciora              c/o Pioneer Companies, Inc.            Vice President, Western Regional Sales and
                             700 Louisiana, Suite 4300              Marketing
                             Houston, Texas 77002

James E. Glattly             c/o Pioneer Companies, Inc.            Vice President, Sales and Marketing
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

John DuManoir                c/o Pioneer Companies, Inc.            Vice President, Technology
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Pierre Prud'homme            c/o Pioneer Companies, Inc.            Vice President and Controller
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

David A. Scholes             c/o Pioneer Companies, Inc.            Vice President, Manufacturing
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Roger A. Zampini             c/o Pioneer Companies, Inc.            Vice President, Supply Chain Management
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

David A. Leslie              c/o Pioneer Companies, Inc.            Treasurer
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.            Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

       DIRECTORS AND EXECUTIVE OFFICERS OF PEI AS OF NOVEMBER 6, 2001(1)

           NAME                            ADDRESS                               OFFICE/POSITION
           ----                            -------                               ---------------

Kent R. Stephenson           c/o Pioneer Companies, Inc.          President, Secretary and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Victoria L. Garrett          c/o Pioneer Companies, Inc.          Assistant Secretary, Assistant Treasurer and
                             700 Louisiana, Suite 4300            Director
                             Houston, Texas 77002

David A. Leslie              c/o Pioneer Companies, Inc.          Treasurer
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.          Assistant Secretary and Assistant Treasurer
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

--------
(1) One seat on the Board of Directors is currently vacant.


       DIRECTORS AND EXECUTIVE OFFICERS OF PLI AS OF NOVEMBER 6, 2001(1)

           NAME                            ADDRESS                               OFFICE/POSITION
           ----                            -------                               ---------------

Kent R. Stephenson           c/o Pioneer Companies, Inc.          President, Secretary and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

John DuManoir                c/o Pioneer Companies, Inc.          Vice President
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Victoria L. Garrett          c/o Pioneer Companies, Inc.          Assistant Secretary, Assistant Treasurer and
                             700 Louisiana, Suite 4300            Director
                             Houston, Texas 77002

Pierre Prud'homme            c/o Pioneer Companies, Inc.          Treasurer
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.          Assistant Secretary and Assistant Treasurer
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

----------
(1) One seat on the Board of Directors is currently vacant.

         DIRECTORS AND EXECUTIVE OFFICERS OF KNA AS OF NOVEMBER 6, 2001

           NAME                            ADDRESS                               OFFICE/POSITION
           ----                            -------                               ---------------

Michael J. Ferris            c/o Pioneer Companies, Inc.          President and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Philip J. Ablove             c/o Pioneer Companies, Inc.          Vice President, Chief Financial Officer and
                             700 Louisiana, Suite 4300            Director
                             Houston, Texas 77002

Kent R. Stephenson           c/o Pioneer Companies, Inc.          Vice President, General Counsel, Secretary
                             700 Louisiana, Suite 4300            and Director
                             Houston, Texas 77002

Jerry B. Bradley             c/o Pioneer Companies, Inc.          Vice President, Human Resources
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Samuel Z. Chamberlain        c/o Pioneer Companies, Inc.          Vice President, Environmental, Health and
                             700 Louisiana, Suite 4300            Safety
                             Houston, Texas 77002

David A. Leslie              c/o Pioneer Companies, Inc.          Treasurer and Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.          Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

         DIRECTORS AND EXECUTIVE OFFICERS OF PWT AS OF NOVEMBER 6, 2001

           NAME                            ADDRESS                               OFFICE/POSITION
           ----                            -------                               ---------------

Michael J. Ferris            c/o Pioneer Companies, Inc.          President and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Philip J. Ablove             c/o Pioneer Companies, Inc.          Vice President, Chief Financial Officer and
                             700 Louisiana, Suite 4300            Director
                             Houston, Texas 77002

Kent R. Stephenson           c/o Pioneer Companies, Inc.          Vice President, General Counsel, Secretary
                             700 Louisiana, Suite 4300            and Director
                             Houston, Texas 77002

David A. Leslie              c/o Pioneer Companies, Inc.          Treasurer and Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.          Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

  DIRECTORS AND EXECUTIVE OFFICERS OF EACH KWT AND IWC AS OF NOVEMBER 6, 2001

           NAME                            ADDRESS                               OFFICE/POSITION
           ----                            -------                               ---------------

Michael J. Ferris            c/o Pioneer Companies, Inc.          President and Director
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Philip J. Ablove             c/o Pioneer Companies, Inc.          Vice President, Chief Financial Officer and
                             700 Louisiana, Suite 4300            Director
                             Houston, Texas 77002

Kent R. Stephenson           c/o Pioneer Companies, Inc.          Vice President, General Counsel, Secretary
                             700 Louisiana, Suite 4300            and Director
                             Houston, Texas 77002

Samuel Z. Chamberlain        c/o Pioneer Companies, Inc.          Vice President, Environmental, Health and
                             700 Louisiana, Suite 4300            Safety
                             Houston, Texas 77002

David A. Leslie              c/o Pioneer Companies, Inc.          Treasurer and Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

Eva Clark                    c/o Pioneer Companies, Inc.          Assistant Secretary
                             700 Louisiana, Suite 4300
                             Houston, Texas 77002

               DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANTS
           AS OF THE EFFECTIVE DATE (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS OF PRESENT INFORMATION)

         Pursuant to the Plan, on or before the Effective Date the Issuer will be converted into a Delaware limited liability company. After such conversion, PCI will contribute the Issuer to PCICC in exchange for a number of PCICC's preferred shares of equal value. PAI will then be merged with and into the Issuer, with the Issuer being the surviving company. Upon the consummation of such merger, the Issuer will change its name to Pioneer Americas LLC. Pioneer Americas LLC will have only one member and will be member-managed. As of the Effective Date such member will be PCICC.

         Pursuant to the Plan, on or before the Effective Date PCICC will be continued from the jurisdiction of New Brunswick, Canada to the jurisdiction of Nova Scotia, Canada and then amalgamated to form an unlimited liability company under the name PCI Chemicals Canada Company/Societe PCI Chimie Canada. The Articles of Association of PCICC will provide for a minimum of one and a maximum of twenty directors. The exact number of directors of PCICC initially appointed and the names and mailing addresses of such persons will be provided by amendment.

         The directors and executive officers of each of the Applicants as of the Effective Date will remain as disclosed above, with the exception of the Issuer, which will become a one-member limited liability company, and PCI. The executive officers of PCI as of the Effective Date will remain as disclosed above, however, pursuant to the terms of the Plan, the Fourth Amended and Restated Certificate of Incorporation of PCI will provide for a Board of Directors consisting of not less than five nor more than nine members. The names and addresses of such persons and their respective mailing addresses will be provided by amendment.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

                             AS OF NOVEMBER 6, 2001

I. Issuer.

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                               Percentage of
              Name and                                                                             Voting
      Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.                Common Stock, par               1,679,614                   100.0%
700 Louisiana, Suite 4300              value $.01 per share
Houston, Texas 77002

II. PCICC.

--------------------------------------------------------------------------------------------------------------------
                Col. A                            Col. B                  Col. C                  Col. D
                                                                                               Percentage of
               Name and                                                                           Voting
       Complete Mailing Address            Title of Class Owned        Amount Owned          Securities Owned
--------------------------------------------------------------------------------------------------------------------

Pioneer Corporation of America          Common Shares, no par value         100                   100.0%
c/o Pioneer Companies, Inc.
700 Louisiana, Suite 4300
Houston, Texas 77002

III. PCI.

--------------------------------------------------------------------------------------------------------------------
                Col. A                            Col. B                  Col. C                  Col. D
                                                                                               Percentage of
               Name and                                                                           Voting
       Complete Mailing Address            Title of Class Owned        Amount Owned          Securities Owned
--------------------------------------------------------------------------------------------------------------------

William R. Berkley                      Class A Common Stock             6,375,335               59.8%(1)
165 Mason Street,                       par value $0.01
Greenwich, CT 06830

----------

(1) Includes 3,723,850 shares held by Interlaken Investment Partners, L.P., representing 34.9% of the voting power of PCI's capital stock.
         Mr. Berkley is the sole owner of a company that indirectly controls Interlaken, and so he may be deemed to be the beneficial owner of the shares held by Interlaken.

IV. PEI.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Corporation of America          Common Stock, $0.01               1,000                     100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

V. PAI.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Corporation of America          Common Stock, $1.00               1,000                     100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

VI. PLI.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Corporation of America          Common Stock, $0.01               1,000                     100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

VII. IWC.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Corporation of America          Common Stock, $1.00               1,000                     100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

VIII. KNA.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Imperial West Chemical Co.              Common Stock, $0.10              11,167                     100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

Imperial West Chemical Co.              Preferred Stock, $1.00            6,965                     100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

IX. PWT.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.                 Common Stock, $1.00               1,000                     100.0%
700 Louisiana, Suite 4300               par value
Houston, Texas 77002

X. KWT.

---------------------------------------------------------------------------------------------------------------------
                Col. A                          Col. B                   Col. C                     Col. D
                                                                                                 Percentage of
               Name and                                                                             Voting
       Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Water Technologies, Inc.        Common Stock, $1.00                100                      100.0%
c/o Pioneer Companies, Inc.             par value
700 Louisiana, Suite 4300
Houston, Texas 77002

                   AS OF THE EFFECTIVE DATE (SUCH INFORMATION
               IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS
                   OF PRESENT INFORMATION, AND TO THE EXTENT
            SUCH INFORMATION IS DIFFERENT THAN THE ABOVE DISCLOSURE)

I. Issuer.(1)

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address          Title of Class Owned         Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------
PCI Chemicals Canada Company/
Societe PCI Chimie Canada              Membership Interest             100%(2)                       100.0%
630 Rene-Levesque Blvd. W.
Suite 3100
Montreal, Quebec
H3B 1S6 Canada

----------

(1) Pursuant to the Plan, on or before the Effective Date the Issuer will be converted into a Delaware limited liability company. After such conversion, PCI will contribute the Issuer to PCICC for a number of PCICC's preferred shares of equal value. PAI will then be merged with and into the Issuer, with the Issuer being the surviving company. Upon the consummation of such merger, the Issuer will change its name to Pioneer Americas LLC.

(2) The membership interest in the Issuer will be expressed as a percentage of ownership rather than a number of units.


II. PCICC.(1)(2)

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                      Col. C                  Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address          Title of Class Owned            Amount Owned          Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.               Common Shares                          100                   100.0%
700 Louisiana, Suite 4300
Houston, Texas 77002

Pioneer Companies, Inc.               Class A Preferred Shares(3)             --                   100.0%
700 Louisiana, Suite 4300
Houston, Texas 77002

----------

(1) Pursuant to the Plan, on or before the Effective Date the PCICC will be continued from the jurisdiction of New Brunswick, Canada to the jurisdiction of Nova Scotia, Canada and will have amalgamated with a wholly-owned subsidiary to continue as an unlimited liability company under the name PCI Chemicals Canada Company/Societe PCI Chimie Canada.

(2) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.

(3) Pursuant to the Plan, on or before the Effective Date PCI will contribute the Issuer to PCICC in exchange for a number of Class A Preferred Shares of equal value. The number of such preferred shares to be issued by PCICC pursuant to the Plan will be provided in an amendment.


III. PCI.(1)(2)

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned          Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

              --                   Common Stocks, $0.01 par value          --                          --

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.

(2) Pursuant to the Plan, on or before the Effective Date PCI will issue its common stock in exchange for the partial satisfaction of certain claims against the Issuer and PCICC. Disclosure with respect to the ownership of PCI at the effective date will be provided by amendment.

IV. PEI.(1)

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned(1)       Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.                Common Stock, $0.01               1,000                     100.0%
700 Louisiana, Suite 4300              par value
Houston, Texas 77002

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.

V. PLI.(1)

--------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned(1)       Amount Owned             Securities Owned
--------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.                Common Stock, $0.01               1,000                     100.0%
700 Louisiana, Suite 4300              par value
Houston, Texas 77002

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.

VI. IWC.(1)

--------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned(1)       Amount Owned             Securities Owned
--------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.                Common Stock, $1.00               1,000                     100.0%
700 Louisiana, Suite 4300              par value
Houston, Texas 77002

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.

VII. KNA.(1)

--------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned(1)       Amount Owned             Securities Owned
--------------------------------------------------------------------------------------------------------------------

Imperial West Chemical Co.             Common Stock, $0.10              11,167                     100.0%
c/o Pioneer Companies, Inc.            par value
700 Louisiana, Suite 4300
Houston, Texas 77002

Imperial West Chemical Co.             Preferred Stock, $1.00            6,965                     100.0%
c/o Pioneer Companies, Inc.            par value
700 Louisiana, Suite 4300
Houston, Texas 77002

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.

VIII. PWT.(1)

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned(1)       Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Companies, Inc.                Common Stock, $1.00               1,000                     100.0%
700 Louisiana, Suite 4300              par value
Houston, Texas 77002

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.


IX. KWT.(1)

---------------------------------------------------------------------------------------------------------------------
               Col. A                          Col. B                   Col. C                     Col. D
                                                                                                Percentage of
              Name and                                                                             Voting
      Complete Mailing Address         Title of Class Owned(1)       Amount Owned             Securities Owned
---------------------------------------------------------------------------------------------------------------------

Pioneer Water Technologies, Inc.       Common Stock, $1.00                100                      100.0%
c/o Pioneer Companies, Inc.            par value
700 Louisiana, Suite 4300
Houston, Texas 77002

----------

(1) This Applicant will also act as a Guarantor of the Notes to be issued by the Issuer.


                                  UNDERWRITERS

ITEM 6. UNDERWRITERS.

         (a) None.

         (b) No underwriter within the meaning of Section 303(4) of the Trust Indenture Act of 1939, as amended (the "1939 Act"), has been proposed with respect to the Notes.

                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

                             AS OF NOVEMBER 6, 2001

         (A) CAPITALIZATION.

I. Issuer.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock (voting)                            2,500,000 shares, par value $0.01               1,679,614

Common Stock (non-voting)                         500,000 shares, par value $0.01                    0

Preferred Stock                                  100,000 shares, par value $100.00                   0

9 1/4% Senior Secured Notes due 2007               $200,000,000 principal amount       $200,000,000 principal amount

II. PCICC.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Shares                                       Unlimited, without par value                    100

9 1/4% Senior Secured Notes due 2007               $175,000,000 principal amount        $175,000,000 principal amount

III. PCI.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Class A Common Stock, par value $0.01                        46,000,000                          10,678,893

Class B Common Stock, par value $0.01                        4,000,000                           858,831

Series A Convertible Redeemable Preferred
Stock, par value $0.01                                       10,000,000                          55,000


IV. PEI.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                     1,000 shares, par value $0.01                     1,000

V. PAI.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                     1,000 shares, par value $1.00                     1,000

VI. PLI.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                     1,000 shares, par value $0.01                     1,000

VII. IWC.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                     25,000 shares, par value $1.00                    1,000

VIII. KNA.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                     30,000 shares, par value $0.10                    11,167

Preferred Stock                                  50,000 shares, par value $1.00                    6,965

IX. PWT.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                       25,000 shares, par value $1.00                  1,000

X. KWT.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------

Common Stock                                        1,000 shares, par value $1.00                    100

            CAPITALIZATION AS OF THE EFFECTIVE DATE (SUCH INFORMATION
               IS PROVIDED, AS REQUIRED BY FORM T-3, ON THE BASIS
                    OF PRESENT INFORMATION, AND TO THE EXTENT
            SUCH INFORMATION IS DIFFERENT THAN THE ABOVE DISCLOSURE)

         Pursuant to the terms of the Plan, on the basis of present information, the Claimholders will receive their pro rata portion of (A)(i) $150,000,000 in aggregate principal amount of 10% Senior Secured Guaranteed Notes due 2008 issued by PCICC and guaranteed by the Guarantors and the Issuer, (ii) up to $50,000,000 of the Notes issued by the Issuer or its successor in interest and guaranteed by the Guarantors or their successors in interest and (iii) a new class of common stock, par value $0.01, to be issued by PCI in exchange for, among other claims, (B)(i) all of the Issuer's 9 1/4% Senior Secured Notes due 2007 outstanding and (ii) all of PCICC's 9 1/4% Senior Secured Notes due 2007 outstanding. The principal amount of the Notes to be issued by the Issuer will be determined by the election of the Claimholders either (x) to participate in a term loan agreement among the Issuer, the Guarantors and Wells Fargo Bank Minnesota, National Association, as agent (the "Loan Agreement") or (y) to receive their pro rata portion of the Notes. In no event will the sum of the aggregate principal amount of the Loan Agreement and the Notes exceed $50,000,000.

I. ISSUER.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------
Membership Interest(1)                                          n/a                                 n/a

Senior Secured Floating
  Rate Guaranteed Notes due 2006                            $50,000,000                         $50,000,000
                                                                                             (less the amount of
                                                                                             borrowings under the
                                                                                                Loan Agreement)

----------
(1) The membership interest in the Issuer will be expressed as a percentage of ownership rather than a number of units.

II. PCICC.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------
Common Shares                                        150,000,000, without par value                 100

Class A Preferred Shares (1)                         150,000,000, without par value                  --

Class B Preferred Shares                             150,000,000, without par value                  0

10% Senior Secured Guaranteed Notes
  due 2008                                                 $150,000,000                        $150,000,000

----------
(1) Pursuant to the Plan, on or before the Effective Date PCI will contribute the Issuer to PCICC in exchange for a number of PCICC's Class A Preferred shares of equal value. The number of Class A Preferred Shares to be issued will be provided by amendment.


III. PCI.

---------------------------------------------------------------------------------------------------------------------
                    Col. A                                     Col. B                              Col. C
                Title of Class                           Amount Authorized                   Amount Outstanding
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01                                50,000,000                          10,000,000

Preferred Stock                                              10,000,000                              0

         (B) VOTING RIGHTS.

I. ISSUER AND KNA.

                                  COMMON STOCK

         The holders of outstanding voting common stock of each the Issuer and KNA, with respect to each such company, have the right to elect the Board of Directors and to vote on all others matters that may be acted on at any meeting of stockholders of such companies.

                                 PREFERRED STOCK

         Except as otherwise provided by applicable law or by determination of the respective Board of Directors of such companies, no shares of preferred stock have any voting power.

II. PCICC.

                                  COMMON SHARES

         The holders of the outstanding common shares of PCICC have the right to elect the Board of Directors and to vote on all others matters that may be acted on at any meeting of shareholders.


III. PCI.

                              CLASS A COMMON STOCK

         Each outstanding share of Class A Common Stock, par value $0.01 per share, of PCI has one vote with respect to all matters subject to stockholder vote. The holders of Class A Common Stock, voting together with the holders of Class B Common Stock and Series A Preferred Stock as a single class, have the right to elect the Board of Directors of PCI and to vote on all other matters that may be acted on at any meeting of stockholders of PCI.

                              CLASS B COMMON STOCK

         Each outstanding share of Class B Common Stock, par value $0.01 per share, of PCI has one-tenth of one vote with respect to all matters subject to stockholder vote. The holders of Class B Common Stock, voting together with the holders of Class A Common Stock and Series A Preferred Stock as a single class, have the right to elect the Board of Directors of PCI and to vote on all others matters that may be acted on at any meeting of stockholders of PCI.

                SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

         Each outstanding share of Series A Convertible Redeemable Preferred Stock, par value $0.01 per share, of PCI, has the right to vote together with the holders of Class A Common Stock and the Class B Common Stock as a single class on other all matters that may be acted on at any meeting of stockholders of PCI. Each share of Series A Convertible Redeemable Preferred Stock will be entitled to such number of votes as are equal to the number of votes which could be cast by the number of shares of Class A Common Stock into which such shares of Series A Convertible Redeemable Preferred Stock is then convertible in accordance with the terms of the Certificate of Designations for such preferred stock.

IV. PEI, PAI, PLI, IWC, PWT AND KWT.

                                  COMMON STOCK

         The holders of the common stock of each of PEI, PAI, PLI, IWC, PWT and KWT, have the right, with respect to each such company, to elect the Board of Directors and to vote on all other matters that may be acted on at any meeting of stockholders of such companies.

         The information set forth above is provided pursuant to the requirements of Form T-3. However, the Applicants are currently under the protection of the Bankruptcy Court and a stockholder that presently holds equity interests in any of the Applicants is subject to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, all actions taken pursuant to the Plan must be approved by order of the Bankruptcy Court. For Applicants incorporated under the laws of the State of Delaware, in accordance with Section 303 of the Delaware General Corporation Law, such actions may then be carried out by each Applicant without further action by the stockholder(s) of such Applicant.

                     VOTING RIGHTS AS OF THE EFFECTIVE DATE
                  (SUCH INFORMATION IS PROVIDED, AS REQUIRED BY
            FORM T-3, ON THE BASIS OF PRESENT INFORMATION, AND TO THE
        EXTENT SUCH INFORMATION IS DIFFERENT THAN THE ABOVE DISCLOSURE)

I. Issuer.

         Pursuant to the terms of the Plan, the Issuer will be converted to a Delaware limited liability company consisting of one member. As of the Effective Date such member will be PCICC. The Certificate of Conversion of the Issuer to be filed on the Effective Date will provide for a single-member, member-managed company.

II. PCICC.

                                  COMMON SHARES

         Pursuant to the Articles of Association of PCICC, each outstanding common share of PCICC will have one vote with respect to all matters subject to shareholder vote. The holders of such common shares, voting together with the holders of the preferred shares of PCICC as a single class, have the right to elect the Board of Directors of PCICC and to vote on all other matters that may be acted on at any meeting of shareholders of PCICC.

                                PREFERRED SHARES

         Pursuant to the Articles of Association of PCICC, each outstanding Class A Preferred Share and Class B Preferred Share of PCICC will have one-tenth of one vote with respect to all matters subject to shareholder vote. The holders of such preferred shares, voting together with the holders of the common shares of PCICC as a single class, will have the right to elect the Board of Directors of PCICC and to vote on all others matters that may be acted on at any meeting of shareholders of PCICC.

III. PCI.

         Pursuant to the Plan, on the Effective Date all of the outstanding common stock of PCI will be canceled. Shares of New Common Stock (as such term is defined in the Plan) will be issued to certain creditors of the Issuer and PCICC in partial exchange for the claims of such creditors against the Issuer and PCICC.

                                  COMMON STOCK

         Pursuant to the terms of the Plan and the Fourth Amended and Restated Certificate of Incorporation of PCI, to be filed on the Effective Date, each outstanding share of common stock, par value $0.01 per share, to be issued on the Effective Date will have one vote with respect to all matters subject to stockholder vote. The holders of such common stock will have the right to elect the Board of Directors of PCI and to vote on all other matters that may be acted on at any meeting of stockholders of PCI.

                                PREFERRED STOCK

         Pursuant to the terms of the Plan and the Fourth Amended and Restated Certificate of Incorporation of PCI, to be filed on the Effective Date, PCI may issue shares of preferred stock from time to time in one or more series, each such series to have such voting and other rights as are fixed by the Board of Directors prior to the issuance of any shares thereof; provided, however, that in compliance with Section 1123 of the Bankruptcy Code, no non-voting securities may be issued.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

         The following analysis of provisions of the Indenture required under
Section 305(a)(2) of the 1939 Act is a summary and is qualified in its entirety by reference to the Indenture, a copy of the form of which is filed as Exhibit T3C hereto and is incorporated herein by reference. Capitalized terms used in this section and not otherwise defined in this application shall have the meanings given to them in the Indenture.

         (A)      EVENTS OF DEFAULT

         The Indenture defines an Event of Default as:

                  (a) (i) a default by the Issuer in the payment of any principal of any Note when the same becomes due, whether by acceleration, at maturity, upon redemption, in connection with a Change of Control or an Asset Sale, or otherwise, or (ii) a failure by the Issuer to pay any interest, fee or penalty on any Note, or any other amount payable under the Indenture, within three (3) days after any such interest or other amount becomes due in accordance with the terms of the Indenture;

                  (b) a default by any other obligor in the payment when due of any fee with respect to any Note or any monetary indenture obligation (other than those covered by clause (a) hereof), and such default shall continue unremedied for a period of three (3) days;

                  (c) the failure by obligors (including the Issuer) to observe or perform any covenant, condition or agreement on the part of such obligors to be observed or performed pursuant to certain covenants in the Indenture, or Article Eight (Consolidation, Merger, Conveyance, Transfer or Lease) thereof;

                  (d) the failure by obligors (including the Issuer) to duly observe or perform any other covenant, condition or agreement in, to and under the Indenture or in any other Indenture Document executed by it and such failure continues for a period of thirty (30) days;

                  (e) a denial, disaffirmation or repudiation by any obligor (including the Issuer) of its obligations under the Indenture (including the Guaranties of the Notes), the Notes, or any other Indenture Documents or Transaction Documents to which such obligor is party, or any material provision in the Indenture, such other Indenture Documents or Transaction Documents ceasing to be valid and binding, or any obligor so asserting in writing;

                  (f) a default (i) in the payment when due, whether by acceleration or otherwise, of any amount (including principal, premium or interest) in respect of any Indebtedness of any obligor (including the Issuer), including Indebtedness in respect of the New Tranche B Notes (as such term is defined in the Plan) (subject only to any applicable grace period pursuant to the terms of such Indebtedness) but not including the Indebtedness described in and covered by clauses (a) and (b) hereof, (ii) a default in the performance or observance of any obligation or condition with respect to such Indebtedness if the effect of such default is to accelerate the maturity of any such Indebtedness or such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity, or (iii) a default in, or an event of default in connection with, the performance or observance of any obligation or condition of any agreement (including any Transaction Document) to which any obligor (including the Issuer) is party or by which it is bound and such default or event of default could reasonably be expected to have a Material Adverse Effect;

                  (g) a final judgment has been, or final judgments have been, rendered by any court or courts of competent jurisdiction against any obligor (including the Issuer) or any subsidiary of such obligor and such judgment or judgments remain undischarged, unbonded or unstayed for a period of thirty (30) days, provided that the aggregate of all such judgments equals or exceeds $1,000,000 or any such individual judgment exceeds $500,000 (other than, in each case, any judgment as to which and only to the extent that, a reputable insurance company has acknowledged coverage of such claim in writing);

                  (h) the issuance of a notice of Lien, levy, assessment, injunction or attachment (other than pursuant to the Security Documents) against the property of any obligor (including the Issuer) or any subsidiary of such obligor having an aggregate value in excess of $1,000,000 which is not stayed or lifted within thirty (30) days;

                  (i) any representation, warranty or certification of any obligor (including the Issuer) made or deemed made under the Indenture or in any other Indenture Document or Transaction Document executed by it or in any other writing or certificate furnished by or on behalf of such obligor (including the Issuer) for the purposes of or in connection with the Indenture or such other Indenture Document or any other Transaction Document is or shall be incorrect when made or deemed made in any material respect;

                  (j) any of the Security Documents ceasing to give the Collateral Agent a valid and perfected Lien of the priority required thereby or the rights, powers and privileges purported to be created thereby (other than in accordance with their respective terms or if released by the Trustee, at the direction of all of the Holders in accordance with the terms of the Indenture),
(ii) any of the Security Documents being declared null and void, (iii) the denial by any obligor (including the Issuer) of any of its obligations under any of the Security Documents, (iv) any Collateral becoming subject to any Lien other than the Liens created or permitted by the Security Documents or the Indenture, or (v) any Collateral (or part thereof) being seized or taken by any governmental agency or authority;

                  (k) any obligor (including the Issuer) or any subsidiary of such obligor, pursuant to or within the meaning of any Bankruptcy Law, (i) commencing a voluntary case, (ii) consenting to the entry of an order for relief against it in an involuntary case in which it is a debtor, (iii) consenting to the appointment of a receiver, trustee, assignee, liquidator or similar official of it or for all or substantially all of its property, (iv) making a general assignment for the benefit of its creditors or (v) admitting in writing its inability to pay debts as they become due;

                  (l) the entry of an order or decree by a court of competent jurisdiction under any Bankruptcy Law that (i) is for relief against any obligor (including the Issuer) or any subsidiary of such obligor in an involuntary case in which it is a debtor, (ii) appoints a receiver, trustee, assignee, liquidator or similar official of such obligor or such subsidiary for all or substantially all of their respective property, (iii) orders the liquidation of such obligor or such subsidiary, and such order or decree remains unstayed and in effect for sixty (60) days;

                  (m) any obligor (including the Issuer) or Subsidiary of such obligor committing or suffering to occur a Canadian Act of Bankruptcy; or

                  (n) the Guaranty of any Guarantor for any reason ceasing to be, or being asserted by any Guarantor or the Issuer not to be, in full force and effect or enforceable in accordance with its terms, except to the extent contemplated in the Guaranty.

         If an Event of Default (other than an Event of Default specified in clauses (k), (l) or (m) above) occurs and is continuing for any reason, whether voluntary or involuntary, then the Trustee by notice to the Issuer, or the Holders of at least 25% of the aggregate principal amount of the Notes at any time outstanding by written notice to the Issuer and the Trustee, may declare the unpaid principal of, premium, if any, and any accrued interest on all the Notes to be immediately due and payable. Upon such declaration the principal of, premium, if any, and interest on the Notes shall become automatically and immediately due and payable, without further notice, demand or presentment. If an Event of Default specified in clauses (k), (l) or (m) above occurs, unpaid principal of, premium, if any, and any accrued interest on all the Notes shall ipso facto automatically be and become immediately due and payable, without any declaration or other act on the part of the Trustee or any Holder, and such amount shall be applied in accordance with the provisions of an intercreditor and collateral agency agreement among the Holders and others.

         Other than in respect of (i) a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on any Note held by a non-consenting Holder, or (ii) a covenant or provision in the Indenture which under Article Nine (Supplemental Indentures) of the Indenture cannot be modified or amended without the consent of the Holder of each Note then outstanding, or (iii) any continuing Default or Event of Default in respect of any matter involving the release of Collateral, which shall not be waived without the consent of the Holder of each then outstanding Note, Holders of a majority of the aggregate principal amount of the Notes then outstanding by written notice to the Trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if (A) the Issuer has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes, and (B) all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the Indenture. No such rescission shall affect any subsequent default or impair any right consequent thereon.

         Within thirty (30) days after the occurrence of any Default, the Trustee shall transmit by mail to all Holders, notice of such Default under the Indenture known to the Trustee, unless such Default shall have been cured or waived.

         (B) AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE; APPLICATION OF THE PROCEEDS THEREOF.

         The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is limited to $50,000,000 in principal amount of Notes. The Notes shall be executed on behalf of the Issuer by one of its Chairman of the Board, its President or one of its Vice Presidents under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries, and the Trustee shall authenticate and deliver such Notes as provided in the Indenture and not otherwise.

         No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for in the Indenture duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered under the Indenture.

         The Notes are to be issued pursuant to the Plan to Claimholders in exchange therefor and, accordingly, no proceeds will be derived from the issuance of the Notes. The Notes will be distributed to the Claimholders as described in Item 2 of this application.

         (C) RELEASE OR RELEASE AND SUBSTITUTION OF ANY PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

         The Trustee shall not direct the Collateral Agent to release any Collateral subject to the lien of the Indenture and the Security Documents unless such release is in accordance with the provisions of the Security Documents and Section 314(d) of the 1939 Act. The Indenture permits any obligor (including the Issuer) or any subsidiary of such obligor to sell, lease, convey, transfer or otherwise dispose of any of its assets, provided that certain conditions are met (including the application of Net Proceeds in accordance with the Indenture), and provided, further, that if any such assets comprise Collateral, the consent of the Holders of a majority of the aggregate principal amount of the Notes then outstanding is obtained prior to the disposition thereof and cash in an amount equal to the Collateral Proceeds is pledged to the Collateral Agent and deposited in the Intercreditor Collateral Account. Any non-cash consideration permitted by the Indenture received by any such obligor or subsidiary pursuant to such disposition of assets shall be subject to the lien of the Indenture and the Security Documents.

         (D)      SATISFACTION AND DISCHARGE OF THE INDENTURE

         The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes therein expressly provided for) when each of the following are satisfied:

                  (a) either (1) all Notes authenticated and delivered under the Indenture have been delivered to the Trustee for cancellation; or (2) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) shall become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year, and the Issuer or any Guarantor, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in United States dollars sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation;

                  (b) the Issuer or any other obligor has paid or caused to be paid all other sums payable under the Indenture by the Issuer or such other obligor, and has indefeasibly discharged all Indebtedness thereunder; and

                  (c) the Issuer has delivered to the Trustee an officers' certificate and an opinion of counsel stating that (i) all conditions precedent in the Indenture provided for relating to the satisfaction and discharge of the Indenture have been complied with and (ii) such satisfaction and discharge shall not result in a breach or violation of or constitute a default under the Indenture or any other material agreement or instrument to which the Issuer or any other obligor is a party or by which Issuer or such obligor is bound.

         The Issuer may effect a defeasance (i.e., the discharge of certain obligations of the Issuer under the Indenture, including the Indebtedness represented by such Notes), or a covenant defeasance (i.e., the release of certain covenant obligations of the Issuer and each Guarantor under the Indenture) with respect to the defeased Notes upon the satisfaction of certain conditions, including, (1) the irrevocable deposit by the Issuer with the Trustee in trust, for the benefit of the Holders of such Notes, trust funds which constitute (a) United States dollars in an amount, or (b) U.S. Government Obligations, or (c) a combination thereof, sufficient to pay and discharge (and which shall be applied by the Trustee to pay and discharge) the principal of, interest and premium, if any, on the Defeased Securities on the Stated Maturity of such principal or installment of principal or interest, (2) the delivery to the Trustee of certain prescribed opinions of counsel (including an opinion with respect to certain U.S. Federal income tax and Canadian federal or provincial income tax matters) and the delivery to the Trustee of certain prescribed officers' certificates of the Issuer, (3) that (x) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; or
(y) in so far as clauses (k), (l) or (m) specified in paragraph A (Events of Default) above are concerned, at any time during the period ending on 91st day after the date of deposit, or (4) that such defeasance or covenant defeasance shall not have resulted in a breach or violation of, nor constitute a Default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which it is bound.

         (E) THE EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR UPON THE INDENTURE SECURITIES TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE INDENTURE.

         The Indenture requires:

                  (a) the Issuer to furnish, within (x) 90 days after the end of its fiscal year, and (y) 45 days after the end of the first three quarters of each fiscal year, an officers' certificate stating that a review of the activities of each obligor (including the Issuer) and each subsidiary of each such obligor, has been made under the supervision of the signing officer, with a view to determine whether each such obligor or such subsidiary has kept, observed, performed and fulfilled its obligations under the Indenture and the other Indenture Documents, and further stating, as to each such signing officer, that to the best of such officer's knowledge, each obligor and subsidiary has kept, observed, performed and fulfilled all of its obligations under the Indenture and the other Indenture Documents to which it is a party and is not in default in the performance or observance thereof (or if a Default or Event of Default shall have occurred, describing such Default or Event of Default, and what action is being taken or proposed to be taken in respect thereto);

                  (b) the Issuer to furnish, (x) within ninety (90) days after each fiscal year, a copy of the annual audited financial statements of the Issuer and its parent corporation and their respective subsidiaries, as well as of any of the Guarantors as are required to file their annual financial statements pursuant to the Securities Act or the Exchange Act and the rules and regulations thereunder, certified by an independent certified public accountant satisfactory to the Trustee, together with a certificate from such accountant, to the effect that, in making the examination necessary for the signing of such annual audit report, such accountant has not become aware of any Default or Event of Default that has occurred and is continuing and that relates to financial or other accounting matters or the covenants set forth in the Indenture or, if such accountant has become aware of any such event, describing it, and (y) within forty-five (45) days after the end of each fiscal quarter, a copy of the unaudited financial statements of the Issuer and its parent corporation and their respective subsidiaries, as well as of any of the Guarantors as are required to file their quarterly financial statements pursuant to the Securities Act or the Exchange Act and the rules and regulations thereunder;

                  (c) the Issuer to give (A) prompt notice of the occurrence of
(i) a Default or an Event of Default or (ii) a default by any obligor (including the Issuer) or any subsidiary of such obligor under any material note, indenture, loan agreement, mortgage, lease, deed or other material similar agreement to which such obligor or subsidiary, as appropriate, is a party or by which it is bound (including any of the Indenture Documents and Transaction Documents), and (B) so long as any of the Notes are outstanding, to deliver to the Trustee, forthwith upon becoming aware of the occurrence of any matters referred to in clauses (A)(i) or (ii) above, an officers' certificate specifying such Default, Event of Default or such other default or event of default and what action the Issuer is taking or proposes to take with respect thereto; and

                  (d) Upon any application or request by any obligor (including the Issuer) to the Trustee to take any action under any provision of the Indenture, such obligor shall furnish to the Trustee (x) an officers' certificate stating that all conditions precedent, if any, provided for in the Indenture (including any covenants compliance with which constitutes a condition precedent) relating to the proposed action have been complied with, (y) an opinion of counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of such application or request as to which the furnishing of such documents, certificates and/or opinions is specifically required by any provision of the Indenture relating to such application or request, no additional certificate or opinion need be furnished.

ITEM 9. OTHER OBLIGORS.

         None.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES -

         (A)      Pages number 1 to 32, consecutively.

         (B) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank Minnesota, National Association, as trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

         (C) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
Exhibit T3A-1     Articles of Incorporation of PCI Chemicals Canada Inc./PCI
                  Chimie Canada Inc. (formerly known as Chemicals Canada
                  Inc./Produits Chimiques PCI Canada Inc.), as amended by
                  Articles of Amendment, as in effect on the date of filing
                  hereof (incorporated by reference to Exhibit T3A-1 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-2     Form of Articles of Association of PCI Chemicals Canada
                  Company/Societe PCI Chimie Canada to become effective as of the Effective Date (incorporated by reference to Exhibit T3A-2 to the Applicants' Application for Qualification of Indentures
                  on Form T-3 (File No. 022-22587-09)).

Exhibit T3A-3     Third Restated Certificate of Incorporation of Pioneer
                  Companies, Inc. (formerly known as Finevest Foods, Inc.), as amended by Certificate of Amendment of Third Restated
                  Certificate of Incorporation, and in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-3 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-4     Certificate of Designations of Series A Convertible Redeemable
                  Preferred Stock, par value $0.01 per share, of Pioneer
                  Companies, Inc. (incorporated by reference to Exhibit T3A-4 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-5     Form of Fourth Amended and Restated Certificate of
                  Incorporation of Pioneer Companies, Inc., to be filed with the
                  Secretary of State of the State of Delaware and to become
                  effective as of the Effective Date (incorporated by reference to Exhibit T3A-5 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-6     Certificate of Incorporation of Pioneer Corporation of America
                  (formerly known as Pioneer Americas Acquisition Corp.), as in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-6 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-7     Form of Certificate of Conversion of Pioneer Corporation of
                  America, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date
                  (incorporated by reference to Exhibit T3A-7 to the Applicants'
                  Application for Qualification of Indentures on Form T-3 (File
                  No. 022-22587-09)).

Exhibit T3A-8     Certificate of Incorporation of Pioneer (East), Inc., as in
                  effect on the date of filing hereof (incorporated by reference to Exhibit T3A-8 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-9     Form of Amended and Restated Certificate of Incorporation of
                  Pioneer (East), Inc., to be filed with the Secretary of State of the State of Delaware and to become effective as of the
                  Effective Date (incorporated by reference to Exhibit T3A-9 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-10    Certificate of Incorporation of Pioneer Americas, Inc.
                  (formerly known as Atkemix Twenty-Nine Inc.), as in effect on the date of filing hereof (incorporated by reference to
                  Exhibit T3A-10 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-11    Certificate of Incorporation of Pioneer Licensing, Inc., as in
                  effect on the date of filing hereof (incorporated by reference to Exhibit T3A-11 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).


Exhibit T3A-12    Form of Amended and Restated Certificate of Incorporation of
                  Pioneer Licensing, Inc., to be filed with the Secretary of
                  State of the State of Delaware and to become effective as of the Effective Date (incorporated by reference to Exhibit
                  T3A-12 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3A-13    Articles of Incorporation of Imperial West Chemical Co., as in
                  effect on the date of filing hereof (incorporated by reference to Exhibit T3A-13 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-14    Form of Amended and Restated Articles of Incorporation of
                  Imperial West Chemical Co., to be filed with the Secretary of
                  State of the State of Nevada and to become effective as of the
                  Effective Date (incorporated by reference to Exhibit T3A-14 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-15    Certificate of Incorporation of Kemwater North America
                  Company, as in effect on the date of filing hereof
                  (incorporated by reference to Exhibit T3A-15 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-16    Form of Amended and Restated Certificate of Incorporation of
                  Kemwater North America Company, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date (incorporated by reference to Exhibit
                  T3A-16 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3A-17    Certificate of Incorporation of Pioneer Water Technologies,
                  Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-17 to the Applicants' Application for Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-18    Form of Amended and Restated Certificate of Incorporation of
                  Pioneer Water Technologies, Inc., to be filed with the
                  Secretary of State of the State of Delaware and to become
                  effective as of the Effective Date (incorporated by reference to Exhibit T3A-18 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-19    Certificate of Incorporation of KWT, Inc. (formerly known as
                  Kemira Water Treatment, Inc.), as in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-19 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-20    Form of Amended and Restated Certificate of Incorporation of
                  KWT, Inc., to be filed with the Secretary of State of the
                  State of Delaware and to become effective as of the Effective
                  Date (incorporated by reference to Exhibit T3A-20 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-1     Bylaws of PCI Chemicals Canada Inc./PCI Chimie Canada Inc., as
                  in effect on the date of filing hereof (incorporated by
                  reference to Exhibit T3B-1 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3B-2     Form of Memorandum of Association of PCI Chemicals Canada
                  Company/Societe PCI Chimie Canada to become effective as of the Effective Date (incorporated by reference to Exhibit T3B-2 to the Applicants' Application for Qualification of Indentures
                  on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-3     Bylaws of Pioneer Companies, Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-3 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-4     Form of Amended and Restated Bylaws of Pioneer Companies, Inc.
                  to become effective on the Effective Date (incorporated by reference to Exhibit T3B-4 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3B-5     Bylaws of Pioneer Corporation of America, as in effect on the date of filing hereof (incorporated by reference to Exhibit
                  T3B-5 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-6     Bylaws of Pioneer (East), Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-6 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-7     Bylaws of Pioneer Licensing, Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-7 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).


Exhibit T3B-8     Bylaws of Imperial West Chemical Co., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-8 to the Applicants' Application for Qualification of Indentures
                  on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-9     Bylaws of Kemwater North America Company, as in effect on the date of filing hereof (incorporated by reference to Exhibit
                  T3B-9 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-10    Bylaws of Pioneer Water Technologies, Inc., as in effect on the date of filing hereof (incorporated by reference to
                  Exhibit T3B-10 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3B-11    Bylaws of KWT, Inc. as in effect on the date of filing hereof
                  (incorporated by reference to Exhibit T3B-11 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-12    Bylaws of Pioneer Americas, Inc. as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-12 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3C       Form of Indenture, to be dated as of the Effective Date,
                  between the Issuer, the Guarantors and Wells Fargo Bank
                  Minnesota, National Association, as trustee, in the
                  form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the
                  Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D       Not applicable.

Exhibit T3E       Amended Joint Disclosure Statement of the Applicants Pursuant
                  to Section 1125 of the Bankruptcy Code dated September 21,
                  2001 (incorporated by reference to Exhibit T3E to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3F       A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the 1939 Act (filed herewith).

Exhibit 25.1      Form T-1 qualifying Wells Fargo Bank Minnesota, National
                  Association, as trustee under the Indenture to be qualified
                  (filed herewith).

                                   SIGNATURES

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, each of the Applicants, Pioneer Corporation of America, a corporation organized and existing under the laws of Delaware, PCI Chemicals Canada Inc./PCI Chimie Canada Inc., a corporation organized and existing under the laws of New Brunswick, Canada, Pioneer Companies, Inc., a corporation organized and existing under the laws of Delaware, Pioneer East, Inc., a corporation organized and existing under the laws of Delaware, Pioneer Americas, Inc., a corporation organized and existing under the laws of Delaware, Pioneer Licensing, Inc., a corporation organized and existing under the laws of Delaware, Kemwater North America Company, a corporation organized and existing under the laws of Delaware, Imperial West Chemical Co., a corporation organized and existing under the laws of Nevada, and KWT, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, as of the 7th day of November, 2001.


(SEAL)                                    PIONEER CORPORATION OF AMERICA



                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President and Chief Executive
                                                 Officer



Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary



                                          PCI CHEMICALS CANADA INC./PCI CHIMIE
                                          CANADA INC.



(SEAL)                                    By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President and Chief Executive
                                                 Officer




Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary



(SEAL)                                    PIONEER COMPANIES, INC.


                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President and Chief Executive
                                                 Officer




Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary

(SEAL)                                    PIONEER (EAST), INC.



                                          By: /s/ Kent R. Stephenson
                                             ---------------------------------
                                          Name:  Kent R. Stephenson
                                          Title: President




Attest: /s/ Eva Clark
        --------------------------------
Name:   Eva Clark
Title:  Assistant Secretary



(SEAL)                                    PIONEER AMERICAS, INC.



                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President and Chief Executive
                                                 Officer




Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary



(SEAL)                                    PIONEER LICENSING, INC.



                                          By: /s/ Kent R. Stephenson
                                             ---------------------------------
                                          Name:  Kent R. Stephenson
                                          Title: President




Attest: /s/ Eva Clark
        --------------------------------
Name:   Eva Clark
Title:  Assistant Secretary

(SEAL)                                    IMPERIAL WEST CHEMICAL CO.



                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President




Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary



(SEAL)                                    KEMWATER NORTH AMERICA COMPANY



                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President




Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary



(SEAL)                                    PIONEER WATER TECHNOLOGIES, INC.



                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President




Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary



(SEAL)                                    KWT, INC.



                                          By: /s/ Michael J. Ferris
                                             ---------------------------------
                                          Name:  Michael J. Ferris
                                          Title: President

Attest: /s/ Kent R. Stephenson
        --------------------------------
Name:   Kent R. Stephenson
Title:  Vice President, General Counsel,
        and Secretary

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

Exhibit T3A-1     Articles of Incorporation of PCI Chemicals Canada Inc./PCI
                  Chimie Canada Inc. (formerly known as Chemicals Canada
                  Inc./Produits Chimiques PCI Canada Inc.), as amended by
                  Articles of Amendment, as in effect on the date of filing
                  hereof (incorporated by reference to Exhibit T3A-1 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-2     Form of Articles of Association of PCI Chemicals Canada
                  Company/Societe PCI Chimie Canada to become effective as of the Effective Date (incorporated by reference to Exhibit T3A-2 to the Applicants' Application for Qualification of Indentures
                  on Form T-3 (File No. 022-22587-09)).

Exhibit T3A-3     Third Restated Certificate of Incorporation of Pioneer
                  Companies, Inc. (formerly known as Finevest Foods, Inc.), as amended by Certificate of Amendment of Third Restated
                  Certificate of Incorporation, and in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-3 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-4     Certificate of Designations of Series A Convertible Redeemable
                  Preferred Stock, par value $0.01 per share, of Pioneer
                  Companies, Inc. (incorporated by reference to Exhibit T3A-4 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-5     Form of Fourth Amended and Restated Certificate of
                  Incorporation of Pioneer Companies, Inc., to be filed with the
                  Secretary of State of the State of Delaware and to become
                  effective as of the Effective Date (incorporated by reference to Exhibit T3A-5 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-6     Certificate of Incorporation of Pioneer Corporation of America
                  (formerly known as Pioneer Americas Acquisition Corp.), as in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-6 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-7     Form of Certificate of Conversion of Pioneer Corporation of
                  America, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date
                  (incorporated by reference to Exhibit T3A-7 to the Applicants'
                  Application for Qualification of Indentures on Form T-3 (File
                  No. 022-22587-09)).

Exhibit T3A-8     Certificate of Incorporation of Pioneer (East), Inc., as in
                  effect on the date of filing hereof (incorporated by reference to Exhibit T3A-8 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-9     Form of Amended and Restated Certificate of Incorporation of
                  Pioneer (East), Inc., to be filed with the Secretary of State of the State of Delaware and to become effective as of the
                  Effective Date (incorporated by reference to Exhibit T3A-9 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).


Exhibit T3A-10    Certificate of Incorporation of Pioneer Americas, Inc.
                  (formerly known as Atkemix Twenty-Nine Inc.), as in effect on the date of filing hereof (incorporated by reference to
                  Exhibit T3A-10 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-11    Certificate of Incorporation of Pioneer Licensing, Inc., as in
                  effect on the date of filing hereof (incorporated by reference to Exhibit T3A-11 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-12    Form of Amended and Restated Certificate of Incorporation of
                  Pioneer Licensing, Inc., to be filed with the Secretary of
                  State of the State of Delaware and to become effective as of the Effective Date (incorporated by reference to Exhibit
                  T3A-12 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3A-13    Articles of Incorporation of Imperial West Chemical Co., as in
                  effect on the date of filing hereof (incorporated by reference to Exhibit T3A-13 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-14    Form of Amended and Restated Articles of Incorporation of
                  Imperial West Chemical Co., to be filed with the Secretary of
                  State of the State of Nevada and to become effective as of the
                  Effective Date (incorporated by reference to Exhibit T3A-14 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).



Exhibit T3A-15    Certificate of Incorporation of Kemwater North America
                  Company, as in effect on the date of filing hereof
                  (incorporated by reference to Exhibit T3A-15 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-16    Form of Amended and Restated Certificate of Incorporation of
                  Kemwater North America Company, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date (incorporated by reference to Exhibit
                  T3A-16 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3A-17    Certificate of Incorporation of Pioneer Water Technologies,
                  Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-17 to the Applicants' Application for Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-18    Form of Amended and Restated Certificate of Incorporation of
                  Pioneer Water Technologies, Inc., to be filed with the
                  Secretary of State of the State of Delaware and to become
                  effective as of the Effective Date (incorporated by reference to Exhibit T3A-18 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3A-19    Certificate of Incorporation of KWT, Inc. (formerly known as
                  Kemira Water Treatment, Inc.), as in effect on the date of filing hereof (incorporated by reference to Exhibit T3A-19 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3A-20    Form of Amended and Restated Certificate of Incorporation of
                  KWT, Inc., to be filed with the Secretary of State of the
                  State of Delaware and to become effective as of the Effective
                  Date (incorporated by reference to Exhibit T3A-20 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-1     Bylaws of PCI Chemicals Canada Inc./PCI Chimie Canada Inc., as
                  in effect on the date of filing hereof (incorporated by
                  reference to Exhibit T3B-1 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3B-2     Form of Memorandum of Association of PCI Chemicals Canada
                  Company/Societe PCI Chimie Canada to become effective as of the Effective Date (incorporated by reference to Exhibit T3B-2 to the Applicants' Application for Qualification of Indentures
                  on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-3     Bylaws of Pioneer Companies, Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-3 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-4     Form of Amended and Restated Bylaws of Pioneer Companies, Inc.
                  to become effective on the Effective Date (incorporated by reference to Exhibit T3B-4 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3B-5     Bylaws of Pioneer Corporation of America, as in effect on the date of filing hereof (incorporated by reference to Exhibit
                  T3B-5 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-6     Bylaws of Pioneer (East), Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-6 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-7     Bylaws of Pioneer Licensing, Inc., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-7 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-8     Bylaws of Imperial West Chemical Co., as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-8 to the Applicants' Application for Qualification of Indentures
                  on Form T-3 (File No. 022-22587-09)).

Exhibit T3B-9     Bylaws of Kemwater North America Company, as in effect on the date of filing hereof (incorporated by reference to Exhibit
                  T3B-9 to the Applicants' Application for Qualification of
                  Indentures on Form T-3 (File No. 022-22587-09)).



Exhibit T3B-10    Bylaws of Pioneer Water Technologies, Inc., as in effect on the date of filing hereof (incorporated by reference to
                  Exhibit T3B-10 to the Applicants' Application for
                  Qualification of Indentures on Form T-3 (File No.
                  022-22587-09)).

Exhibit T3B-11    Bylaws of KWT, Inc. as in effect on the date of filing hereof
                  (incorporated by reference to Exhibit T3B-11 to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3B-12    Bylaws of Pioneer Americas, Inc. as in effect on the date of filing hereof (incorporated by reference to Exhibit T3B-12 to the Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3C       Form of Indenture, to be dated as of the Effective Date,
                  between the Issuer, the Guarantors and Wells Fargo Bank
                  Minnesota, National Association, as trustee, in the
                  form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the
                  Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D       Not applicable.

Exhibit T3E       Amended Joint Disclosure Statement of the Applicants Pursuant
                  to Section 1125 of the Bankruptcy Code dated September 21,
                  2001 (incorporated by reference to Exhibit T3E to the
                  Applicants' Application for Qualification of Indentures on
                  Form T-3 (File No. 022-22587-09)).

Exhibit T3F       A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the 1939 Act (filed herewith).

Exhibit 25.1      Form T-1 qualifying Wells Fargo Bank Minnesota, National
                  Association, as trustee under the Indenture to be qualified
                  (filed herewith).